UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004.

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 000-51069

The Lifeline Employees’ Savings and Investment Plan

(Full Title of Plan)

LIFELINE SYSTEMS, INC., 111 LAWRENCE STREET, FRAMINGHAM, MASSACHUSETTS 01702

(Exact Name of Issuer of the Securities held Pursuant to the Plan and Address of its Principal Executive Offices as

Specified in its Charter)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Benefits Committee of Lifeline Employees’ Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFELINE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

BY	/s/ Mark G. Beucler
Mark G. Beucler
Vice President, Finance, Chief Financial Officer
and Treasurer of Lifeline Systems, Inc. and member of the
Compensation and Benefits Committee

DATE June 27, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit
(99.1)	Annual Report for the Lifeline Employees’ Savings and Investment Plan

(99.1a)	Consent of Independent Registered Public Accounting Firm